UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(CUSIP Number)

Gerald J. Burnett
Avistar Communications Corporation
1875 South Grant St., 10th Floor
San Mateo, CA  94402
Telephone:  (650) 525-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05379X208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald J. Burnett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,414,700

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 16,414,700

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,414,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.           Security and Issuer

       This Amendment No. 6 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2000 by R. Stephen Heinrichs, Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust for the benefit of Gerald J. and Marjorie J. Burnett (the “Burnett Trust”) (the “Original Schedule 13D”), and amended on October 15, 2003 (“Amendment No. 1”), November 14, 2003 (“Amendment No. 2”), January 25, 2008 (“Amendment No. 3”), June 17, 2008 (“Amendment No.4”) and January 22, 2009 (“Amendment No.5”) by Dr. Burnett.  This Amendment relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 1875 South Grant Street, 10th Floor, San Mateo, CA  94402.  The following amendment to the Schedule 13D is hereby made.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.           Identity and Background

(a) This Amendment is being filed by Gerald J. Burnett.

(b) Dr. Burnett’s address is c/o Avistar Communications Corporation, 1875 South Grant St., 10th Floor, San Mateo, California  94402.

(c) Until January 2008, Dr. Burnett was employed by the Issuer as its President and Chief Executive Officer.  Dr. Burnett continues to serve as chairman and a member of the board of directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)  Dr. Burnett is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

       The ownership of shares of the Issuer’s common stock previously reported in the Original Schedule 13D, Amendment No. 1, No.2, No.3, No.4 and No.5 is hereby amended to include the following information.

(a)      On May 22, 2009, Dr. Burnett acquired 2,200,000 shares of the Issuer's common stock through the conversion of the principal amount of $1,540,000 of a 4.5% Convertible Subordinated Secured Note due 2010 (the “2010 Note”) acquired by Dr. Burnett from the Company on January 4, 2008.  Under the terms of the Convertible Note Purchase Agreement dated as of January 4, 2008 among the Company, Dr. Burnett and the other participants in the financing, the $1,540,000 aggregate principal amount of the 2010 Note was converted into shares of common stock at a conversion price per share of $0.70.

(b)      The Issuer sold a 4.5% Convertible Subordinated Secured Note due 2013 in the principal amount of $3,000,000 (the “Note”) to Dr. Burnett. The Note was sold pursuant to a Convertible Note Purchase Agreement, dated as of March 29, 2011 (the “Purchase Agreement”), among the Issuer and Dr. Burnett (the “Reporting Person”).  Dr. Burnett purchased the Note for investment purposes using his personal funds. The Issuer’s obligations under the Note are secured by the grant of a security interest in substantially all tangible and intangible assets of the Issuer pursuant to a Security Agreement among the Issuer and the Reporting Person dated as of March 29, 2011 (the “Security Agreement”).

The Note has a two year term and will be due on March 29, 2013.  The Note may not be prepaid or redeemed prior to maturity. In the event certain circumstances (as described in Section 3(h) of the Purchase Agreement) occur prior to March 29, 2012, the Issuer has the option, at its sole discretion, to prepay the Note without the consent of the Reporting Person.  The pre-payment fee would be $50,000 for every one million dollars that is pre-paid.   Interest on the Note will accrue at the rate of 4.5% per annum and will be payable semi-annually in arrears on March 29 and September 29 of each year, commencing on September 29, 2011.  From the one year anniversary of the issuance of the Note until maturity, the holder of the Note will be entitled to convert the Note into shares of common stock of the Issuer at an initial conversion price per share of $0.70.  The conversion price of the Note is subject to adjustment in the event of (1) stock splits and combinations of the Issuer’s common stock, (2) dividends of common stock on the Issuer’s common stock, (3) issuances of rights or warrants to purchase common stock at less than the current market price, and (4) certain distributions or dividends of capital stock, indebtedness, cash or assets.  In addition, the Note contains a broad-based weighted average anti-dilution provision pursuant to which the conversion price of the Note is subject to adjustment in the event that the Issuer issues shares of its common stock or securities convertible into common stock for a price per share less than the then effective conversion price of the Note.  The Note further provides that unless and until the Issuer receives any necessary stockholder approval, no anti-dilution adjustment shall cause the conversion price to be less than $0.35 (as adjusted for stock splits, combinations, reclassifications or similar events).

As the only purchaser acquiring the Note, Dr. Burnett will be entitled to purchase up to his pro rata share of equity or convertible securities issued by the Issuer in future financings closing on or prior to March 29, 2013.  The Note issued pursuant to the Purchase Agreement was offered and sold to the Reporting Person without being registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on applicable exemptions from the registration requirements of the Securities Act.  Subject to certain exceptions and limitations, the Issuer has agreed to register the shares of common stock issuable upon conversion of the Note in the event that the Issuer elects to register shares for its own account or for the account of other stockholders under the Securities Act prior to March 29, 2013.

The Purchase Agreement and the Security Agreement contain customary events of default that include, among other things, non-payment defaults, covenant defaults, inaccuracy of representations and warranties, cross-defaults to other indebtedness and bankruptcy and insolvency defaults.  The occurrence of an event of default could result in the acceleration of the Issuer’s obligations under the Note.  The Note further provides that if any amount of principal, other than interest, on the Note which is not paid when due will result in a late charge being incurred and payable by the Issuer in an amount equal to interest on such amount at the rate of twelve (12%) percent per annum from the date such amount was due until the same is paid in full.

The foregoing description of the Note, the Purchase Agreement and the Security Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Note, the Purchase Agreement and the Security Agreement, which are filed as exhibits to the Issuer’s Current Report on Form 8-K filed with the Commission on April 4, 2011.

Item 4.           Purpose of Transaction

       The Reporting Person understands that the Issuer intends to use the net proceeds from the issuance of the Note for general corporate purposes and, at the Issuer’s option, to repay the Issuer’s obligations, if any, to JPMorgan Chase Bank, N.A. under the Issuer’s revolving line of credit with such bank.

Item 5.           Interest in Securities of the Issuer

(a)   Dr. Burnett beneficially owns 16,414,700 shares of the Issuer’s common stock in a revocable trust, or 42.0% of the 39,121,360 shares of Issuer’s common stock outstanding as of December 31, 2010.  Dr. Burnett has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

Dr. Burnett also beneficially owns the Note which is convertible into common stock of the Issuer on or after March 29, 2012.  Dr. Burnett has the sole power to dispose and direct the disposition of the Note.

(b)   There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of common stock referenced in paragraph 5(a).

(c)   Except for reported herein, Dr. Burnett has not engaged in any transactions in the common stock of the Issuer during the past 60 days.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Burnett has entered into a revocable trust agreement for estate planning purposes through which he owns all of his interests in the Issuer.  Dr. Burnett has the sole voting and dispositive power over shares held by the Burnett Trust and may revoke the trust in his sole discretion.

Dr. Burnett currently holds options to purchase common stock of the Issuer totaling 125,000 shares, of which options to purchase 54,164 shares are exercisable within 60 days of December 31, 2010.

Item 7.           Material to Be Filed as Exhibits

Exhibit 1
Convertible Note Purchase Agreement among the Company and the Purchaser named therein dated March 29, 2011(incorporated by reference to Exhibit 10.23 of the Current Report on Form 8-K filed by Issuer. on April 4,, 2011).

Exhibit 2
Security Agreement among the Company and the Purchaser named therein dated March 29, 2011 (incorporated by reference to Exhibit 10.24 of the Current Report on Form 8-K filed by Issuer on April 4, 2011).

Exhibit 3	4.5% Convertible Subordinated Secured Note Due 2013 (incorporated by reference to Exhibit 10.25 of the Current Report on Form 8-K filed by Issuer on April 4, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald J. Burnett, Trustee
Gerald J. Burnett, Trustee

Date: April 20, 2011